Frost Giant Studios, Inc.



ANNUAL REPORT

150 Progress STE 150

Irvine, CA 92618

(310) 980-2763

https://frostgiant.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Description of Business

Frost Giant is a corporation organized under the laws of the state of Delaware, based in Orange County, California, that develops real-time strategy (RTS) games. The Company's business model consists of digital game sales focused on all gaming enthusiasts.

The Company is in early access development for Stormgate - a real-time strategy game set in a future Earth. Players gather resources, build bases and troops, and upgrade assets. The game is free-to-play with both free and optional additional monetized content.

Business Model

Stormgate launched into Early Access in July 2024. During Early Access, anyone with a Steam account will be able to play certain game modes and content for free while our developers continue adding new content, new features, and polishing the overall experience. Stormgate is designed to feature both free and paid content.

Intellectual Property

The Company has proprietary technology with potential future licensing value. The company has filed trademarks for "Stormgate" and "Frost Giant."

Previous Offerings

Name: Series A-1 Preferred Stock

Type of security sold: Equity

Final amount sold: $24,999,956.58

Number of Securities Sold: 1,152,571

Use of proceeds: Development of Stormgate

Date: January 04, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Convertible Note Conversion to Series A-2 Preferred

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 517,220

Use of proceeds: Game development

Date: January 04, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $5,025,000.00

Use of proceeds: Game development

Date: March 16, 2021

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Stormgate completed a Kickstarter and Indiegogo campaign in 2024. The net revenues from both campaigns was $2,276,011 and recorded as Other Income. Frost Giant also received $2,000,000 from regional publishing contracts. Per ASC 606, only $416,667 was recognized as licensing revenue in 2024 and the remainder will be recognized over the contract terms. Stormgate launched into Early Access in July 2024 and earned $944,877 in net revenues from game sales in 2024.

Gross margins

The company has a gross profit margin of -11%. This is net of Steam fees, engineering infrastructure costs, outsourced contractors, and regional publishing royalty fees. This calculation also includes revenue from crowdfunding sales.

Expenses

The Company's expenses consist of, among other things, salaries, stock-based compensation, and lease liability. Expenses in 2024 totaled $15,460,752, a $1,944,815 increase from 2023.

Most of this increase was due to increased contractors, engineering infrastructure, and advertising to launch into Early Access. For example, outsourcing increased from $2,270,068 to $3,576,994, engineering infrastructure increased from $0 to $200,137 and advertising increased from $1,236,046 to $1,492,720.

Historical results and cash flows:

The revenue from Early Access game sales is not sufficient to support the company's future operating expenses. The company is seeking additional investments in 2025 to continue supporting development until 1.0 launch. In 2025, the company closed an additional $3,169,000 in investments as of April 30th, 2025 to support ongoing operations, $750,000 of this amount was through a SAFE note issued in 2024 that converted to equity in 2025.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $25,105.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Operating Leases
Amount Owed: $220,000.00
Interest Rate: 0.0%
Maturity Date: June 30, 2025
The Company leases its facility under long-term non-cancelable operating lease with a termination date of June 2024. However, in August 2023, the Company has extended the lease through June 2025. On August 31, 2023 the Company

renewed their lease, classifying the renewal as a modification to the existing contract under ASC 842-10-25-8. Upon modification, the Company adjusted the right-of-use asset and lease liability on its balance sheet by approximately $212,000. The renewed lease asset and liability were calculated utilizing the risk-free discount rate (4.94%), according to the Company's elected policy.

Creditor: Silicon Valley Bank
Amount Owed: $2,000,000
Interest Rate: Greater of 0.50% above Prime Rate or 9.00%
Maturity date: May 1, 2027
The Company drew down on a $2,000,000 Silicon Valley Bank venture debt loan on July 31, 2024. Silicon Valley Bank also receives a warrant to purchase shares of the Borrower's common stock. The loan has an interest only period through July 31, 2024, but upon successful completion of launch of Early Access this interest only period was extended through November 30, 2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tim Morten
Tim Morten's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO, CFO, Secretary, Treasurer, Production Director, Board Member
Dates of Service: June, 2020 - Present

Responsibilities: Tim manages the day-to-day business of the Company, communications with the Board's directives and goals, maintaining the corporate governance books and records of the properties and business transactions of the Company, maintains a book of the minutes of all meetings of directors and shareholders, and gives notice of all meetings of shareholders and directors, and oversees the Company's business operations, financial performance, investments, and ventures. Tim receives an annual salary of $1 and owns about 18% of the Company's equity.

Name: Tim Campbell
Tim Campbell's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: President, Game Director, Board Member
Dates of Service: June, 2020 - Present
Responsibilities: Tim is primarily responsible for internal product development and creative direction. Tim receives an annual salary of $243,547.00 and owns about 18% of the company's equity.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Tim Morten
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 18.2
Title of class: Class A Common Stock

Stockholder Name: Tim Campbell
Amount and nature of Beneficial ownership: 3,000,000
Percent of class: 18.2

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Class A Common Stock

The amount of security authorized is 18,970,000 with a total of 8,090,628 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 506,007 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 1,015,158 shares to be issued pursuant to stock options issued.

The Company currently has 506,007 shares of Class A Common Stock available to be issued pursuant to the Company's 2020 Stock Option and Grant Plan (the "Plan"). The Company has issued options under its Plan to acquire an additional 1,015,158 shares of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 777,980 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock resulting from the conversion of any shares of Series CF Preferred Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 4,188,570 with a total of 4,188,570 outstanding.

Voting Rights

The holder of each share of Series Seed Preferred Stock Shall have the right to one vote for each share of Class A Common Stock into which such Series Seed Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series Seed Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series Seed Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series Seed Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series Seed Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series Seed Preferred Stock is convertible into shares of Class A Common Stock.

Series A-1 Preferred Stock

The amount of security authorized is 3,457,713 with a total of 3,457,713 outstanding.

Voting Rights

The holder of each share of Series A-1 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-1 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-1 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series A-1 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-1 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-1 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-1 Preferred Stock is convertible into shares of Class A Common Stock.

Series A-2 Preferred Stock

The amount of security authorized is 1,551,660 with a total of 1,551,660 outstanding.

Voting Rights

The holder of each share of Series A-2 Preferred Stock shall have the right to one vote for each share of Class A Common Stock into which such Series A-2 Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Class A Common Stock.

Material Rights

The holders of each share of Series A-2 Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series A-2 Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series A-2 Preferred Stock. The Company is required to obtain the approval of the holders of Voting Preferred Stock (as defined in the Company's Amended and Restated Certificate of Incorporation), which includes the holders of the Series A-2 Preferred Stock, in order to take certain actions such as amending the Company's organizational documents, issue new shares of stock, creating a new class of Preferred Stock senior to the existing Preferred Stock, increase the number of directors, and other items as detailed in Article IV Part B Section 6 of the Company's Amended and Restated Certificate of Incorporation. Each share of Series A-2 Preferred Stock is convertible into shares of Class A Common Stock.

Series CF Preferred Stock

The amount of security authorized is 777,980 with a total of 157,322 outstanding.

Voting Rights

There are no voting rights associated with Series CF Preferred Stock.

Material Rights

The holders of each share of Series CF Preferred Stock are entitled to a 6% dividend if and when declared by the Board of Directors prior to any dividend payment to the holders of the Company's Class A Common Stock or Class B Common Stock. The holders of each share of Series CF Preferred Stock have a liquidation preference ahead of the holders of the Company's Class A Common Stock or Class B Common Stock equal to 1x the Original Issue Price (as defined in the Company's Amended and Restated Certificate of Incorporation) of the Series CF Preferred Stock. Each share of Series CF Preferred Stock is convertible into shares of Class B Common Stock.

For further information on material rights please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

RISK FACTORS Past investments in the Company (also referred to as "we", "us", "our", or the "Company") involved a high degree of risk and could result in the loss of the entire investment. The purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company was strongly urged to research the offering thoroughly before making an investment decision and to consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Minority Holder; Securities with No Voting Rights The Series CF Preferred Stock that an investor purchased has no voting rights attached to it. This means that investors have no rights to dictate how the Company will be run. Investors are trusting in management's discretion in making good business decisions that will grow their investments. Furthermore, in the event of a liquidation of our company, they will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. We are an early stage company and have not yet generated, and may never generate, any profits. Frost Giant was founded in 2020 and we have limited operating history upon which you can evaluate our performance. Accordingly, our prospects must be considered in light of the risks that any new company encounters. We are still in development and have not fully implemented our future commercial plans. Accordingly, our operating history may not be indicative of future prospects. Since inception, we have not consistently generated sufficient revenue to cover operational expenses and there is no assurance that we will be able to do so in the future. We have never generated an operating profit, and there can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by early stage companies. We may not be successful in attaining the objectives necessary to overcome these risks and uncertainties. Our business projections are only projections. There can be no assurance that the Company will meet its projections, which are likely to change. We expect to introduce new products and refine existing products, the plans and timeline for which is likely to change. There can be no assurance that the Company will be able to find sufficient demand for its products, that potential players will not prefer a competing product, or that we will be able to provide our product at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company, and the Company did not obtain a third-party valuation in connection with this offering. You were relying solely on the judgment of the Company's management and its board of directors, and the Company may not have properly valued its business. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you risk having overpaid for your investment. The Company may never undergo a liquidity event and your investment could be illiquid for a long time or indefinitely. The Company may never undergo a liquidity event, such as a sale of the Company or an initial public offering, and you should be prepared to hold this investment for several years or indefinitely. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established markets for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a strategic investor or a company in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company did not sell enough securities in this offering to meet its operating needs and fulfill its plans. If the product fails to come to market with an official release on time or fails to generate sufficient revenue to meet its operating needs, the company may cease operating and result in a loss on your investment. We did not sell all the Series CF Preferred Stock we offered and the Company had to raise additional funds to sustain ongoing development. While some of those funds were raised, additional funding is required. If current fundraising efforts are unsuccessful, the Company will fail. Even if the current fundraising efforts are successful, the terms of any offering might result in your investment in the Company being worth less, if later investors have better terms than those in this previous offering. We may never achieve sustainable adoption rates and market share. Adoption rates have been lower than forecasted for our Early Access release. It is possible that future low adoption rates and an inability to capture a large enough audience can result in lackluster revenue and diminished market share. Some of our game modes are still in the prototype phase and might never be fully operational products. Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, and regulatory hurdles can all impact the success of a product or service. It is possible that some of our planned product offerings may never be used to engage in transactions. It is possible that the failure to release these products is the result of a change in business model, or upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties. Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage with some of our product offerings. Delays or cost overruns in the development of Stormgate and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. In addition, the loss of key personnel, including those with critical technical expertise or leadership roles, could disrupt our development efforts and materially and adversely affect our operating performance and results of operations. Any of these events could materially and adversely affect our operating performance and results of operations. We are an early stage company operating in a new and highly competitive industry. The Company operates in a relatively new industry and faces significant market competition from both startups and established companies. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. We will compete with larger, established companies that currently have products on the market and/or various respective product development programs, greater financial resources, brand recognition, or established customer bases which will have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. As other companies flood the market and reduce potential market share, investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Further, there can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. We are competing against other recreational activities. Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company's products over other activities. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing your trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. We have recently experienced the departure of certain key personnel, and while we are actively working to recruit and train replacements, there can be no assurance that we will be able to do so successfully or without disruption to our operations. As we grow, we will need to continue to attract and hire additional employees in various areas. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. The Company is vulnerable to hackers and cyber-attacks. As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation.Vie may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer customers. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. If the Company cannot raise sufficient funds it may not succeed. The Company offered a Series CF Preferred Stock in the amount of up to $5,000,000 in this offering, and closed on the investments that were made. The maximum amount was not raised, and the Company needs additional funds in the future in order to sustain ongoing development. If it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. As the Company managed to raise only a portion of the amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We may need to access credit in order to support our working capital requirements as we continue operations. Interest rates fluctuate and it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment. We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. A series of preferred stock could be issued from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of any series of preferred stock could be more advantageous to those investors than to the holders of Series CF Preferred Stock, common stock or other securities. In addition, if we need to raise more equity capital from the sale of securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The "Use of Proceeds" described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Your information rights are limited with limited post-closing disclosures. The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors are entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. The Company may undergo a future change that could affect your investment. The Company may change its business, management or advisory team, intellectual property portfolio, location of its principal place of business, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Projections: Forward Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from Company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single product. All of our current services are variants of one type of product. Relying heavily on a single product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Our new product could fail to achieve the sales projections we expect. Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Vulnerability to economic conditions. Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate. Economic and market conditions. The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events. The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity. The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment. Investors should be aware that under Rule 145 under the Securities Act of 1933 that if they invested in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. 0 or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Description of Business Frost Giant is a corporation organized under the laws of the state of Delaware, based in Orange County, California, that develops real-time strategy (RTS) games. The Company's business model consists of digital game sales focused on all gaming enthusiasts. The Company is in early access development for Stormgate - a real-time strategy game set in a future Earth. Players gather resources, build bases and troops, and upgrade assets. The game is free-to-play with both free and optional additional monetized content. Business Model Stormgate launched into Early Access in July 2024. During Early Access, anyone with a Steam account will be able to play certain game modes and content for free while our developers continue adding new content, new features, and polishing the overall experience. Stormgate is designed to feature both free and paid content. Intellectual Property The Company has proprietary technology with potential future licensing value. The company filed a trademark under the name "Stormgate" with Serial Number 97391082 on May 5th, 2022 and a trademark under the name "Frost Giant" with Serial Number 98385268 on January 31, 2024.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Frost Giant Studios, Inc.

By /s/ *Timothy Morten*

      Name: Frost Giant Studios, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Frost Giant Studios, Inc.

Independent Auditor's Report and Financial Statements

December 31, 2024 and 2023

Frost Giant Studios, Inc.
Contents
December 31, 2024 and 2023

Independent Auditor's Report 1

Consolidated Financial Statements

    Balance Sheets 3

    Statements of Operations 4

    Statements of Changes in Stockholders' (Deficit) Equity 5

    Statements of Cash Flows 6

    Notes to Financial Statements 7

Forvis Mazars, LLP
1875 Century Park East, Suite 850
Los Angeles, CA 90067
forvismazars.us



Independent Auditor's Report

To the Stockholders of
Frost Giant Studios, Inc.

Opinion

We have audited the financial statements of Frost Giant Studios, Inc., which comprise the balance sheet as of December 31, 2024 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Frost Giant Studios, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Frost Giant Studios, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's significant operating losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. To date, the Company has utilized the proceeds from debt and from the issuance of equity to fund its operations. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Prior Year Audited by Other Auditors

The 2023 financial statements were audited by other auditors whose unmodified report on those statements thereon, dated February 15, 2024 included an emphasis of matter paragraph that described the substantial doubt about the Company's ability to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Frost Giant Studios, Inc.'s ability to continue as a going concern within one year after the date that these financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Frost Giant Studios, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Frost Giant Studios, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Forvis Mazars, LLP

Los Angeles, California
February 28, 2025

Frost Giant Studios, Inc.
Statements of Balance Sheets
December 31, 2024 and 2023

	2024	2023
Assets		
Current Assets		
Cash and cash equivalents	$ 25,105	$ 6,806,364
Accounts Receivable	7,755	-
Prepaid expenses and other current assets	309,023	129,504
Total Current Assets	341,883	6,935,868
Property and equipment, net	59,749	112,372
Right-of-use asset	111,318	325,585
Other assets	303,907	55,040
Total Assets	$ 816,857	$ 7,428,865
Liabilities and Stockholders' (Deficit) Equity		
Current Liabilities		
Accounts payable and accrued expenses	132,295	226,669
Current portion of operating lease liability	114,113	226,957
Current portion of deferred revenue	1,000,000	-
Current portion of long-term debt	772,941	-
Total Current Liabilities	2,019,349	453,626
Operating lease liability, net of current portion	-	114,113
Deferred revenue, net of current portion	753,064	
Long-term debt, net of current portion	1,097,255	-
SAFE liability	750,000	-
Loan from shareholder	25,000	-
Unvested shares liability	624	624
Total Liabilities	$ 4,645,292	$ 568,363
Stockholders' (Deficit) Equity		
Common stock - $0.00001 par value; 19,747,980 shares authorized and 6,569,463 issued and outstanding as of December 31, 2024; 6,050,000 shares authorized, and 2,109,563 shares issued and outstanding as of December 31, 2023	20	20
Series Seed preferred stock - $0.00001 par value; 4,188,570 shares authorized, issued and outstanding as of December 31, 2024;	14	14
1,396,190 shares authorized, issued, and outstanding as of December 31, 2023		
Liquidation preference of $4,699,994 as of December 31, 2024 and 2023, respectively		
Series A-1 preferred stock - $0.00001 par value; 3,457,713 shares authorized, issued and outstanding as of December 31, 2024;	11	11
1,152,571 shares authorized, issued, and outstanding as of December 31, 2023		
Liquidation preference of $24,999,957 as of December 31, 2024 and 2023, respectively		
Series A-2 preferred stock - $0.00001 par value; 1,551,660 shares authorized, issued and outstanding as of December 31, 2024;	5	5
517,220 shares authorized, issued, and outstanding as of December 31, 2023		
Liquidation preference of $5,177,889 as of December 31, 2024 and 2023, respectively		
Series CF Preferred stock - $0.00001 par value; 777,980 shares authorized and 157,322 issued and outstanding as of December 31, 2024	1	-
Liquidation preference of $1,364,973 as of December 31, 2024		
Additional paid-in capital	36,119,856	35,058,824
Stockholders' notes receivable	(10,010)	(10,010)
Accumulated deficit	(39,938,333)	(28,188,363)
Total Stockholders' (Deficit) Equity	(3,828,436)	6,860,501
Total Liabilities and Stockholders' (Deficit) Equity	$ 816,856	$ 7,428,864

Frost Giant Studios, Inc.
Statements of Operations
Years Ended December 31, 2024 and 2023

	2024	2023
Revenues		
Online game revenue	$ 944,877	$ -
Licensing revenue	416,667	-
Total Revenues	1,361,544	-
Operating expenses		
Cost of revenues	4,044,398	-
Salaries and related expenses	8,330,573	8,676,182
Depreciation and amortization	76,513	102,404
Other operating expenses	3,009,268	4,737,351
Total Operating Expenses	15,460,752	13,515,937
Loss From Operations	(14,099,208)	(13,515,937)
Other income (expense)		
Interest income	147,196	639,991
Other income	2,276,011	-
Interest expense	(73,168)	(7,317)
Total Other Income	2,350,038	632,674
Loss Before Provision for Income Taxes	(11,749,170)	(12,883,263)
Provision for Income Taxes	800	800
Net Loss	$ (11,749,970)	$ (12,884,063)

Frost Giant Studios, Inc.
Statements of Changes in Stockholders' (Deficit) Equity
Years Ended December 31, 2024 and 2023

	Common Stock		Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series CF Preferred Stock		Additional Paid-in Capital	Stockholders' Notes Receivable	Accumulated Deficit	Total Stockholders' (Deficit) Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at January 1, 2023	1,541,289	$ 15	1,396,190	$ 14	1,152,571	$ 11	517,220	$ 5	-	$ -	$ 34,917,261	$ (10,010)	$ (15,304,300)	$ 19,602,996
Common stock issued in connection with exercise of stock options	15,000	-	-	-	-	-	-	-	-	-	6,900	-	-	6,900
Vesting of restricted shares	553,274	5	-	-	-	-	-	-	-	-	4,996	-	-	5,001
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	129,667	-	-	129,667
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(12,884,063)	(12,884,063)
Balance at December 31, 2023	2,109,563	20	1,396,190	14	1,152,571	11	517,220	5	-	-	35,058,824	(10,010)	(28,188,363)	6,860,501
Issuance of Series CF preferred stock, net of issuance costs of $29,996	-	-	-	-	-	-	-	-	157,322	1	973,098	-	-	973,099
Vesting of restricted shares	80,258	-												
Issuance of common stock warrants in conjunction with debt issuance	-	-	-	-	-	-	-	-	-	-	28,514	-	-	28,514
Stock split	4,379,642	-	2,792,380	-	2,305,142	-	1,034,440	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	59,420	-	-	59,420
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(11,749,970)	(11,749,970)
Balance at December 31, 2024	6,569,463	$ 20	4,188,570	$ 14	3,457,713	$ 11	1,551,660	$ 5	157,322	$ 1	$ 36,119,856	$ (10,010)	$ (39,938,333)	$ (3,828,436)

Frost Giant Studios, Inc.
Statements of Cash Flows
Years Ended December 31, 2024 and 2023

	2024	2023
Cash Flows From Operating Activities		
Net loss	$ (11,749,970)	$ (12,884,063)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	76,512	102,404
Stock-based compensation	59,420	129,667
Noncash lease expense	214,267	214,147
Noncash interest expense	41,585	-
Changes in operating assets and liabilities:		
Accounts receivable	(7,755)	-
Prepaid expenses and other current assets	(179,519)	(38,838)
Other assets	(248,867)	-
Accounts payable and accrued expenses	(94,374)	145,580
Deferred revenue	1,753,064	-
Operating lease liability	(226,957)	(234,702)
Net cash used in operating activities	(10,362,594)	(12,565,805)
Cash flows from investing activities		
Acquisition of property and equipment	(22,435)	(45,474)
Net cash used in investing activities	(22,435)	(45,474)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock for share-based plans	-	6,900
Proceeds from issuance of SAFE	750,000	-
Proceeds from crowd equity raise, net of issuance costs	973,098	-
Proceeds from long-term debt, net of issuance costs	1,941,372	-
Proceeds from loan from shareholder	25,000	-
Payments of debt issuance costs	(19,033)	-
Repayments of long-term debt	(66,667)	-
Net cash provided by financing activities	3,603,770	6,900
Net Decrease in Cash and Cash Equivalents	(6,781,259)	(12,604,379)
Cash and Cash Equivalents		
Beginning of Year	6,806,364	19,410,743
End of Year	$ 25,105	$ 6,806,364
Supplemental Disclosures of Cash Flow Information		
Cash paid during the period for:		
Income taxes	$ 800	800
Interest	$ 60,500	$ -
Supplemental Disclosures of Non-Cash Investing Activities:		
Modification of right-of-use asset and associated lease liability	$ -	$ 212,252

Note 1.   Organization and Nature of Business

Frost Giant Studios, Inc. ("the Company"), a Delaware Corporation, was incorporated on March 6, 2020. The Company is developing a PC real-time strategy game, Stormgate. The game launched its early access in July 2024.

Operations and Liquidity

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. For the year ended December 31, 2024, the Company incurred a net loss of $11,749,970, used $10,362,594 of cash in operations, and had an accumulated deficit of $39,938,333. The Company's forecasts and projections of working capital reflect significant estimates and judgments, and there are inherent risks and uncertainties associated with such forecasts and projections. The Company expects to receive additional financing during 2025, and the launch of version 1.0 of its real-time strategy game in the third quarter of 2025 is expected to generate further revenues to fund operations. During January and February 2025, an additional $1,000,000 was received through Series 1 financing (see Note 12).

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, however, the above conditions raise substantial doubt about the Company's ability to do so. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities, when purchased, of three months or less to be cash equivalents. The Company maintains cash accounts in bank deposit accounts that are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to a limit of $250,000 per depositor, per institution. Such deposits periodically exceed the FDIC insured limit of $250,000 for balances held at each bank.

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive. The Company estimates an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions adjusted for current conditions and reasonable and supportable forecasts. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. During the years ended December 31, 2024 and 2023, there was no credit loss expense related to doubtful accounts receivable, where collectability was not reasonably assured.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements are capitalized; repairs and maintenance are expensed as incurred. Depreciation of property and equipment is recorded using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the lease term or useful life. Upon retirement or disposal, the cost of the asset disposed of, and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statement of operations.

Impairment of Long-Lived Assets

The Company periodically evaluates whether changes have occurred that would require revision of the remaining estimated useful life of the property and other long-lived assets as well as intangible assets subject to amortization or render them not recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Software Development Costs

The Company capitalizes certain costs associated with software developed or obtained for internal use. This policy provides for the capitalization of certain payroll and payroll-related costs for employees who are directly associated with internal use software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post implementation stage activities are expensed as incurred and are included in research and development in the accompanying statement of operations. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities. To date, no software development costs have met the criteria to be capitalized.

Debt Issuance Costs

Deferred debt issuance costs include cash paid in connection with debt transactions. Deferred costs related to cash payments are stated at cost. Debt issuance costs are amortized over the terms of the related debt agreements using a method that approximates the effective-interest method. The amortization expense is included in Interest expense on the statement of operations. During 2024, the Company incurred debt issuance costs of $77,661 in conjunction with the Company's long-term debt, see *Note 4*. During 2024, amortization expense related to the debt issuance costs was $35,247. Unamortized debt issuance costs totaled $40,959 at December 31, 2024.

Revenue Recognition

The Company accounts for revenue recognition in line with the Financial Accounting Standards Board ("FASB") ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The Company accounts for a contract with a customer when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised services or goods (the performance obligation) is transferred to customers, and in an amount that reflects the consideration the Company expects to receive in exchange for those services or goods (the transaction price). The Company measures revenue by estimating the transaction price based on the consideration specified in the customer arrangement. Revenue is recognized as the performance obligations are satisfied.

The Company primarily derived revenue through two primary sources: (i) Steam revenue, and (ii) Licensing revenue. Steam revenue relates to sales made on the Steam platform that include both bundle purchases where players can buy new characters and/or get access to new levels, and in-game sales such as heroes, pets, or other cosmetics. Revenue from Steam is recorded at a point in time when customer makes the purchase on the Steam platform. Licensing revenue relates to revenue from a license and cooperation agreement with a foreign distributor, who is a related party. Revenue from licenses is recorded ratably over the term of the license agreement. Steam revenue and Licensing revenue were $944,877 and $416,667, respectively, for the year ended December 31, 2024.

Deferred Revenue

Deferred revenue consists of prepaid, but unrecognized Steam and license revenue, and for amounts received in instances when revenue recognition criteria have not been met. Steam deferred revenue is recognized once performance obligations such as “In- Game Items”, “Game Content” and “DLC Bundles” are made accessible to customers. License deferred revenue is recognized once licensing period has commenced and the customer has access to the license.

Cost of Revenues

Cost of revenues primarily includes expenses related to the development of the contents for the Company’s game and service fees charged to host the game on distribution networks.

Other Income

Other income relates to proceeds from the Company’s 2024 crowdfunding campaign to support the development of Stormgate. Per the terms of the crowdfunding platform, donations function as conditional, multipurpose vouchers, and no contractual performance obligations are tied to the pledges. There is no exchange involved in the donation transaction, including no settlement of liabilities and no delivering of goods or services by the Company to the donator. Additionally, donations received do not entitle the donator to receive any equity in the Company. As such, proceeds were recognized as other income in the statement of operations.

Income Taxes

The Company is taxed as a “C” corporation under the Internal Revenue Code. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more-likely-than-not expected to be realized.

The Company recognizes the tax benefit from uncertain tax positions only if it is more-likely-than-not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company files federal and California income tax returns. The Company’s income tax returns are subject to examination generally for a period of three years after they are filed for federal and four years after they are filed for state.

Stock-Based Compensation

The Company calculates the value of options using the Black-Scholes-Merton option pricing model and recognizes the compensation expense on a straight-line basis over the requisite service period, which agrees to the performance period, for each separately vesting portion of the award.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2024 and 2023, was approximately $1,493,000 and $1,200,000, respectively.

Note 3.   Property and Equipment, Net

Property and equipment, net consisted of the following at December 31,:

	Estimated Useful Lives		2024		2023
Furniture and fixtures	5 years	$	55,298	$	53,363
Computer equipment	3 years		303,230		281,275
Leasehold improvements	3 years		14,412		14,412
Total cost		$	372,940		349,050
Less: accumulated depreciation			(313,191)		(236,678)
		$	59,749	$	112,372

Depreciation expense was approximately $76,000 and $102,000, respectively, for the years ended December 31, 2024 and 2023.

Note 4.   Long-term Debt

On April 2022, 2024, the Company entered into a Loan and Security agreement (LSA) for a term loan with Silicon Valley Bank (the Bank). The term loan amounted to $2,000,000 with an interest rate equal to the greater of (i) 0.50% above the Prime Rate, and (ii) 9%, payable monthly and a maturity date of May 1, 2027. As of December 31, 2024, $1,933,333 was outstanding on the term loan, and the interest rate was 9%. The LSA included customary reporting covenants which include annual audited financial statements and board approved projections. The Company was in compliance with all covenants as of December 31, 2024.

Long-term debt outstanding at December 31, 2024, was as follows:

Long-term debt	$	1,133,333
Less: current portion of long-term debt		800,000
Less: current portion of unamortized debt issuance costs		(17,554)
Less: long-term portion of unamortized debt issuance costs		(23,405)
Less: current portion of unamortized debt discount - warrants		(9,505)
Less: long-term portion of unamortized debt discount - warrants		(12,673)
	$	1,870,196

A summary of the future scheduled principal payments, debt discount amortization, and debt issuance cost amortization consists of the following:

Year Ending December 31,	Principal Payments	Debt Discount Amortization	Debt Issuance Cost Amortization	Total
2025	$ 800,000	$ (9,505)	$ (17,554)	$ 772,941
2026	800,000	(9,505)	(17,554)	772,941
2027	333,333	(3,168)	(5,851)	324,314
	$ 1,933,333	$ (22,178)	$ (40,959)	$ 1,870,196

Note 5. Common Stock Warrants

On April 22, 2024, in connection with the LSA, the Company issued 10,392 warrants to purchase common stock of the Company at a warrant price of $4.46 per share, and the warrants are exercisable immediately upon issuance. The expiration date of these common stock warrants is April 22, 2034. These warrants were classified as equity instruments and their estimated fair value upon issuance was approximately $28,000 and were recorded as a debt discount. The Company recognized $6,336 of interest expense related to the warrants in 2024.

Note 6. Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires it to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 –   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 –   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3 –   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Company's financial instruments that were measured at fair value on a recurring basis as of December 31, 2024, by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
SAFE	$ -	$ -	$ 750,000	$ 750,000
Total	$ -	$ -	$ 750,000	$ 750,000

The Company had no financial instruments that were measured at fair value as of December 31, 2023.

Note 7.   Stockholders' (Deficit) Equity

Under the Company's amended and restated certificate of incorporation dated March 22, 2024, the Company was authorized to issue 19,747,980 shares of common stock and 9,975,923 shares of preferred stock of which 4,188,570 shares are designated "Series Seed Preferred Stock", 3,457,713 shares are designated "Series A-1 Preferred Stock," 1,551,660 shares are designated "Series A-2 Preferred Stock", and 777,980 shares are designated "Series CF Preferred Stock", both classes of stock with a par value of $0.00001. On December 16, 2024, the Company closed the Series CF Convertible Preferred Stock financing. Under the terms of the financing arrangement, the Company issued 157,322 shares of Series CF Preferred Stock at $8.6763 per share for gross proceeds of approximately $1,001,000.

The preferred stock rights and preferences are described below:

Voting

Holders of preferred stock have the right to one vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock. Holders of common stock have one voting right.

Dividends

Holders of convertible preferred stock, in preference to the holders of common stock, shall be entitled to receive cash dividends at the applicable dividend rate, payable when, as and if declared by the Board of Directors. The dividend rate shall mean $0.0673 per annum for each share of Series Seed preferred stock, $0.4338 per annum for each share of Series A-1 Preferred Stock, $0.2002 per annum for each share of Series A-2 Preferred Stock, and $0.5206 per annum for each share of Series CF Preferred Stock (as adjusted for stock splits, stock dividends, combinations, or the like). As of December 31, 2024, there have been no dividends declared by the Board of Directors.

Conversion

Each share of preferred stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price. The conversion price shall initially be equal to $1.1221 per share for each share of Series Seed preferred stock, $7.2302 for each share of Series A-1 preferred stock, $3.3370 for each share of Series A-2 preferred stock, and $8.6763 for each share of Series CF preferred stock. Each share of preferred stock shall automatically be converted into shares of common stock at the conversion rate at the time in effect for such series of preferred stock immediately upon the earlier of (i) the closing of this corporation's sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, that results in at least

$30,000,000 of gross proceeds, or (ii) the date and time, or occurrence of an event, specified by vote or written consent of the holders of a majority of the then-outstanding shares of preferred stock.

Liquidation

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of each series of preferred stock shall be entitled to receive out of the proceeds or assets of this corporation available for distribution to its stockholders, prior and in preference to any distribution of the proceeds of such liquidation event to the holders of common stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable original issue price for such series of preferred stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the proceeds thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive. The original issue price shall mean $1.1221, per share for each share of the Series Seed Preferred Stock, $7.2302 for each share of the Series A-1 Preferred Stock, $3.3370 for each share of the Series A-2 Preferred stock, and $8.6763 for each share of the Series CF Preferred stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination, subdivisions, or other similar recapitalization with respect to such series of preferred stock.

Common Stock

The Company issued 6,569,463 shares of common stock to various employees and consultants of the Company for aggregate proceeds of approximately $20,000. Upon issuance, a portion of these shares were subject to a repurchase option by the Company at the original purchase price of the shares. The repurchase rights generally lapse as to 25% of the shares on the first anniversary of the vesting commencement date, and the repurchase right lapses as to 1/48th of the shares each one-month period thereafter, subject to the purchaser remaining continuously an employee, consultant, or director of the Company. As of December 31, 2024, no restricted shares remain available for repurchase by the Company.

Stockholders' Notes Receivable

In connection with the issuance of common stock, the Company loaned its founders $10,010. The notes bear no interest.

Note 8.   Stock-Based Compensation

The Company's 2020 Stock Option Plan (the "Plan") has reserved 537,055 shares of common stock for issuance under this Plan. Options granted under this Plan, upon vesting and exercise, allow the holder to purchase shares of the Company's common stock. All options granted under the Plan are composed of time-based options which vest over a specified period of time.

As of December 31, 2024, 168,669 options are available for grant under the Plan. Options granted under the Plan expire 10 years after the grant date, and generally vest with respect to the first 25% of shares when the optionee completes 12 months of continuous service after vesting start date and the option vests with respect to an additional 1/48th of the shares when the optionee completes each full month of continuous service thereafter, so that the shares subject to the option will be fully vested on the four-year anniversary of the vesting start date.

The fair value of options granted to employees is estimated on the grant date using the Black-Scholes-Merton option pricing model. The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's experience. The Black-Scholes-Merton option pricing model requires inputs such as expected term, expected volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop. The dividend yield is 0%, since the Company has not paid, and does not expect to pay dividends. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term. The expected life of the options was calculated using the "simplified method" under SAB (Staff Accounting Bulletin) Topic 14. The volatility factor was based on the volatility of a peer group of public companies. Forfeitures are recorded as they occur.

No options were granted during the years ended December 31, 2024 and 2023.

The following table summarizes the stock option activity for the years ended December 31, 2024 and 2023:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Grant Dated Fair Value	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2023	373,299	$ 1.95	$ -	8.59
Exercised	(15,000)	0.46	-	
Forfeited	(12,031)	0.46	-	
Expired	(7,882)	4.46	-	
Outstanding at December 31, 2023	338,386	$ 1.87	$ -	7.55
Exercised	-	-	-	
Forfeited	-	-	-	
Granted	-	-	-	
Outstanding at December 31, 2024	338,386	$ 1.87	$ -	6.55
Exercisable at December 31, 2024	305,817	$ 1.65	$ -	6.48

Stock-based compensation expense of approximately $59,000 and $130,000 was recorded for the years ended December 31, 2024 and 2023, respectively. The remaining expense to be incurred for the unvested portion of options outstanding at December 31, 2024 was approximately $48,000, and is expected to be recognized over the weighted average remaining vesting period of approximately 1 year.

Note 9.   Simple Agreement for Future Equity

The Company issued a simplified agreement for future equity (SAFE) instrument for $750,000 in December 2024. The SAFE could be settled with a variable number of shares depending on the value of the Company's next equity financing or in cash upon a liquidity or dissolution event. Certain features of the instrument precluded the classification of the SAFE as equity; therefore, the SAFE was classified as a liability on the Company's balance sheet. In February 2025, an equity financing event occurred (see Note 13), and the SAFE converted into 859,795 shares of Series 1 Preferred Stock.

Note 10. Income Taxes

The provision for income taxes was $800 for the years ended December 31, 2024 and 2023, which was related to state minimum income tax.

Frost Giant Studios, Inc.
Notes to Financial Statements
December 31, 2024 and 2023

The components of the deferred tax assets and liabilities consisted of the following:

	2024	2023
Deferred Tax Assets :		
Net operating loss carryovers	$ 8,075,566	$ 5,662,650
Fixed assets	14,863	10,151
Research credit	698,582	733,440
Intangibles	5,415	5,971
Charitable contribution	12,062	9,117
Sec 174 R&D capitalization	2,805,432	1,917,554
Total Deferred Tax Assets	11,611,920	8,338,883
Deferred Tax Liabilities:		
Lease liability	(3,551)	(4,391)
Valuation allowance	(11,608,369)	(8,334,492)
Net Deferred Tax Assets	$ -	$ -

As of December 31, 2024 and 2023, the Company had federal net operating loss carryforwards of approximately $25,435,000 and $17,891,000, respectively, and state net operating loss carryforwards of approximately $39,152,000 and $27,286,000, respectively. The federal net operating loss carryforwards will not expire, and the state net operating loss carryforwards will begin to expire in 2040.

The Company's ability to utilize a portion of its net operating loss carryforwards to offset future taxable income is subject to certain limitations under Section 382 of the Internal Revenue Code due to changes in the equity ownership of the Company. If an ownership change under Section 382 has occurred, future utilization of net operating losses may be limited. The Company has not performed an analysis to determine if an ownership change has occurred.

The Company established a full valuation allowance against its deferred tax assets, which the Company has determined are not more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during periods when deductible temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 11. Retirement Plan

The Company has a qualified deferred compensation 401(k) plan, under which employees may defer a portion of their salaries subject to the limitations of the Internal Revenue Code. The Company may make discretionary contributions. The Company made discretionary contributions of approximately $148,000 and $126,000 for the years ended December 31, 2024 and 2023, respectively.

Note 12. Commitments and Contingencies

Operating Leases

The Company leases its facility under long-term non-cancelable operating lease with an initial termination date of June 2024. However, in August 2023, the Company extended their lease through June 2025, classifying the renewal as a modification to the existing contract under ASC 842-10-25-8. The renewed lease asset and liability were calculated utilizing the risk-free discount rate of 4.94%, in accordance with the Company's elected policy.

Approximate future minimum rental payments under long-term non-cancelable operating lease for the next year, is as follows:

Year Ending December 31,		
2025	$	115,763
Less: present value discount		(1,650)
Operating lease liability	$	114,113
Weighted-average remaining lease term (in years)		1.5
Weighted-average risk-free discount rate		4.94%

Total lease cost for the years ended December 31, 2024 and 2023 amounted to approximately $214,000 and $221,000, respectively.

Note 13. Subsequent Events

The Company has evaluated subsequent events from December 31, 2024, the date of these financial statements, through February 28, 2025, which represents the date the financial statements were available for issuance.

On February 14, 2025, the Company completed the initial closing of a preferred stock financing with an existing stockholder of the Company through the sale and issuance of Series 1 Preferred Stock. Per the terms of the agreement, the existing stockholder will invest up to $3,000,000, with a minimum commitment of $1,750,000. The Company received $500,000 of the funds from this financing commitment in January 2025, and an additional $500,000 on February 18, 2025. As a condition of this financing agreement, the entire $750,000 outstanding balance of the SAFE was converted pursuant to its terms into 859,795 shares of Series 1 Preferred Stock.

CERTIFICATION

I, Timothy Morten, Principal Executive Officer of Frost Giant Studios, Inc., hereby certify that the financial statements of Frost Giant Studios, Inc. included in this Report are true and complete in all material respects.

Timothy Morten

CEO